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                                                                    EXHIBIT 12.2

                                 VF CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        AND PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)



                                                                               Year Ended
                                          --------------------------------------------------------------------------------------
                                              January 1        January 2        January 4        December 29        December 30
                                                1994              1993            1992               1990               1989
                                           --------------  ----------------  ---------------  -----------------  ----------------


Income from continuing operations
  before provision for income
  taxes per consolidated
  statements of income                       $399,987          $375,773         $263,197          $143,084           $283,745

Add
  Interest on indebtedness                     72,671            71,068           68,587            75,843             46,185
  Amortization of debt expense
    and premium                                   493               589              583               526                143
  Portion of rents representative
    of the interest factor                     15,600            10,100            8,200             6,800              6,500
                                               ------            ------            -----             -----              -----
      Income as adjusted                     $488,751          $457,530         $340,567          $226,253           $336,573
                                             ========          ========         ========          ========           ========


Fixed charges
  Interest on indebtedness                    $72,671           $71,068          $68,587           $75,843            $46,185
  Amortization of debt expense
    and premium                                   493               589              583               526                143
  Capitalized Interest                          1,022             1,439              466               145              2,087
  Portion of rents representative
    of the interest factor                     15,600            10,100            8,200             6,800              6,500
                                               ------            ------            -----             -----              -----
      Fixed charges                            89,786            83,196           77,836            83,314             54,915
Preferred stock dividends                       4,291             4,335            4,366             4,130                 --
                                               ------            ------            -----             -----              -----
      Fixed charges and preferred
       stock dividends                        $94,077           $87,531          $82,202           $87,444            $54,915
                                              =======           =======          =======           =======            =======
Ratio of earnings to fixed
  charges and preferred stock
  dividends                                       5.2               5.2              4.1               2.6                6.1
                                                  ===               ===              ===               ===                ===

Note: For purposes of this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, capitalized interest and one-third of rental expense, which approximates the interest factor of such rental expense. Preferred stock dividends relate to the outstanding Series B Preferred Stock held by the Employee Stock Ownership Plan.